Changes in Affiliates (New Affiliate)

ANJEONG District Corporation is a new affiliate company of the POSCO Group. SUNGJIN GEOTEC Co., Ltd., an affiliate of POSCO, owns 40 percent of the total issued and outstanding shares of ANJEONG District Corporation

Company to be affiliated:

• Company Name: ANJEONG District Corporation

• Total Assets (KRW): 7,315,402,449

• Total Shareholders’ Equity (KRW): 4,795,028,083

• Total Liabilities (KRW): 2,520,374,366

• Total Capital (KRW): 5,000,000,000

• Current total number of affiliated companies: 137